UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-11373

CARDINAL HEALTH PROFIT SHARING, RETIREMENT AND
SAVINGS PLAN FOR PRN EMPLOYEES

(Exact name of each registrant as specified in its charter)

7000 Cardinal Place
Dublin, Ohio 43017
(614) 757-5000
(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)

Interests under the above-referenced plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐		Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐		Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐		Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐		Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒	*

Approximate number of holders of record as of the certification or notice date: None*

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Cardinal Health 401(k) Savings Plan, as successor plan to the Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CARDINAL HEALTH 401(K) SAVINGS PLAN
Date: June 29, 2005	By: /s/ Susan Nelson Print Name: Susan Nelson Financial Benefit Plans Committee Member

     * Effective as of December 16, 2004, the Cardinal Health Profit Sharing, Retirement and Savings Plan for PRN Employees (the “Plan”) was merged into the Cardinal Health 401(k) Savings Plan (formerly known as the Cardinal Health Profit Sharing, Retirement and Savings Plan) (the “401(k) Plan”). As a result, interests in the Plan, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to reflect the suspension of the Plan’s duty to file reports pursuant to Rule 12h-3 of the Securities Exchange Act of 1934, as amended. Reports will continue to be filed for the 401(k) Plan.

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